Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	May 13, 2024

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended March 31, 2024 (“Q1 2024” or the “Quarter”). It should be read in conjunction with the Unaudited Consolidated Interim Financial Statements of Caledonia for the Quarter (the “Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Interim Financial Statements and related notes have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”). In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are in US Dollars (also “$”, “US$” or “USD”), unless stated otherwise.

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1.	OVERVIEW

Caledonia is a Zimbabwean focussed exploration, development, and mining corporation. Caledonia owns a 64% stake in the gold-producing Blanket mine (“Blanket”), and 100% stakes in the Bilboes oxide mine, the Bilboes sulphide project (together with the Bilboes oxide mine “Bilboes”), the Motapa and Maligreen gold mining claims, all situated in Zimbabwe. Caledonia’s shares are listed on the NYSE American LLC (“NYSE American”), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbols “CMCL”).

2.	SUMMARY

	Q1		Comment
	2024	2023
Gold produced (oz)	17,476	16,141

Gold produced in the Quarter was 8.3% higher than the first quarter of 2023 (the “comparative” or “comparable quarter” or “Q1 2023”)

17,050 ounces of gold was produced at Blanket in the Quarter, a 6% increase from the comparable quarter due to higher tonnage and grade and improved gold recovery.

426 ounces of gold were produced from the Bilboes oxide mine in the Quarter (Q1 2023: 105 ounces). Although the mine was placed on care and maintenance at the end of September 2023,leaching of the heap leach pads continues for as long as it makes a cash contribution.

Blanket On-mine cost per ounce ($/oz)[1]	993	991	On-mine cost per ounce at Blanket in the Quarter was virtually unchanged from the comparable quarter.
All-in sustaining cost (“AISC”) per ounce [1]	1,296	1,412	The AISC per ounce in the Quarter decreased by 8.2% compared to the comparative quarter, predominantly due to the lower production costs incurred at Bilboes after it was placed on care and maintenance and the non-recurrence of advisory costs for the Bilboes acquisition in 2023. AISC includes the benefit of the solar plant electricity saving ($51 per ounce for the Quarter).
Average gold price ($/oz)[1]	2,040	1,863	The average gold price reflects international spot prices.
Gross profit[2] ($’000)	13,815	5,850

Gross profit for the Quarter increased from the comparable quarter, due to higher gold revenue and lower production costs.

Increased depreciation costs were incurred as a result of a shortening of the useful life of certain property, plant and equipment items in 2023.

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	Q1		Comment
	2024	2023
Net profit (loss) attributable to shareholders ($’000)	2,131	(5,030)	Net profit for the Quarter increased due to higher gross profits and lower administrative expenses compared to the comparable quarter, partly offset by foreign exchange losses versus foreign exchange gains in the comparable quarter.
Basic IFRS earnings (loss) per share (“EPS”) (cents)	10.6	(30.3)	Basic IFRS EPS reflects the increase in IFRS profit attributable to shareholders from the EPS loss in the comparable quarter.
Adjusted EPS (cents)[1]	26.9	(29.1)	Adjusted EPS excludes, inter alia, net foreign exchange gains and losses, deferred tax and fair value movements on derivative financial instruments.
Net cash from operating activities ($’000)	4,887	(876)	The higher operating profit increased the net cash from operating activities in the Quarter, partly offset by $4.1 million of short-term working capital movements at the end of the Quarter.
Net cash and cash equivalents ($’000): - Beginning of the period Jan 1 - End of the period March 31	(11,032) (14,160)		Net cash decreased by $4.1 million due to short-term working capital movements at the end of the Quarter. Working capital movements are expected to normalise in future quarters.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

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Production at Blanket

Quarterly gold production at Blanket was 17,050 ounces, a 6% increase from the comparative quarter. The increase was due to higher tonnes milled, an improved grade and improved metallurgical recoveries. Production in the Quarter was in-line with internal forecasts.

Blanket sold 18,450 ounces in the Quarter. This represented a 18% increase from comparable quarter, when 15,692 ounces were sold. The ounces sold in Q1 2024 include 3,057 ounces of gold work in progress classified as inventory at the end of 2023 (Q1 2024: 1,657 ounces)The increased production was derived from 8 fewer production days compared to the comparable quarter due to the cut-off date for gold deliveries being March 21, 2024, due to the logistical issues relating to the refining and shipping of gold over the Easter period.

7,956 ounces of gold were produced in April 2024, which was 2,762 ounces higher than April 2023.

Production and cost guidance for the year ending December 31, 2024 remains between 74,000 and 78,000 ounces and cost guidance is maintained at an an on-mine cost per ounce of between $870 and $970 and all-in sustaining cost of between $1,370 and $1,470 per ounce.

Bilboes Feasibility Study

Work to refresh the existing feasibility study for the large-scale sulphide project at Bilboes is well-advanced. Management is considering alternative development paths for Bilboes, with a view to optimising capital allocation and maximising the uplift in value for Caledonia shareholders. The preliminary results of the work done to date are expected to be published during the second quarter of 2024. Thereafter, the work on the selected development route will be upgraded to a feasibility study which process will take place in parallel with a process to secure debt finance for the project. .

Devaluation of the Zimbabwean dollar (RTGS$) and introduction of the Zimbabwean gold (“ZiG”) currency

During the Quarter, the RTGS$ devalued from RTGS$ 6,104: US$1 on December 31, 2023 to RTGS$ 22,055: US$1 on March 31, 2024. The significant and accelerating rate of devaluation in the RTGS$ led the Reserve Bank of Zimbabwe (“RBZ”) to introduce a new currency which is referred to as the “ZiG” on April 5, 2024.

The ZiG is a structured currency which is pegged to a specific exchange rate or currency basket and backed by a bundle of foreign exchange assets, such as gold reserves. The ZiG replaced the RTGS$ with immediate effect and was introduced at a rate of ZiG13.56:US$1 on April 5, 2024. On the same date, all RTGS$ balances were translated from RTGS$ to ZiG using an exchange rate of ZiG1: RTGS$ 2,499 which was determined by the RBZ using a combination of the then prevailing interbank exchange rate of US$1: RTGS$ 30,674 and gold price of US$2,299/oz. The ZiG will co-circulate with other foreign currencies in the economy. The retention threshold on gold receipts remained unchanged: gold producers will continue to receive 75% of their revenues in US dollars and the balance in local currency i.e.the ZiG.

The significant devaluation of the RTGS$ in the Quarter resulted in foreign exchange losses of $4.1 million which was predominantly incurred on the RTGS$-denominated receivables for gold sales and VAT refunds which reduced in value in US dollar terms between the date on which the receivable was recognised and the date on which the receivable was settled.

At the same time as the introduction of the ZiG, the Zimbabwe authorities announced a liberalisation of the foreign exchange market in Zimbabwe. Whereas previously the exchange rate for RTGS$ was determined by the RBZ, in future the exchange rate will be determined by a process of transparent price discovery in an interbank market.

In the first week after the introduction of the ZiG there were challenges by banking institutions failing to accomodate ZiG transactions. In recent weeks, prior to approval of this MDA, there was increased purchasing activities in ZiG by suppliers. The ZiG has remained relatively stable to the USD due to the stability of gold spot prices on the international market. The ZiG notes were rolled out with effect from April 30, 2024. We have seen no increase in US$ allocations on the newly established ZiG willing buyer willing seller foreign exchange market.

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Proposed solar sale

Due to the unique operating environment in Zimbabwe and Caledonia’s significant in-country expertise, Caledonia opted to build the solar plant using its own resources rather than relying on an external party to build and own the solar plant by using its own financial resources and selling the resultant power to Blanket on a long-term contract. Accordingly, Caledonia constructed the solar plant at a cost of $14.2 million. As the solar plant is now fully commissioned and is working as planned, Caledonia no longer needs to own the solar plant, provided it retains long term access to the power it produces.

In the second quarter of 2023 management embarked on a process to sell the solar plant. Various offers were received, and a bidder has been given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity. In recent months the terms of the transaction have been revised to cater for the extension to Blanket's life of mine, based on internal estimates, and increased the terms of the power purchase agreement which in turn has implications for the overall transaction value. Management is at an advanced stage of finalising the contractual arrangements to sell the solar plant under which the new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis. This transaction is expected to realise a profit on Caledonia's investment in the plant, and release cash for reinvestment in Caledonia’s core business of gold mining that yields higher returns to our shareholders.

Changes to Board and Management

Mr. Dana Roets, stepped down as director and Chief Operations Officer on February 28, 2024 and Mr. James Mufara was appointed as Chief Operations Officer on May 1, 2024.

Mr. Steve Curtis, did not stand for re-election as Non-executive Director at the May 7, 2024 annual general meeting. Mr. Curtis remains a consultant to the Company.

Ms. Tariro Gadzikwa joined the board of directors as an independent non-executive director on March 15, 2024.

Strategy and Outlook: increased focus on growth opportunities

The immediate strategic focus is to:

•	maintain production at Blanket at the targeted range of 74,000 - 78,000 ounces for 2024 and at a similar level for 2025;
•	communicate the approach to the Bilboes sulphide project, commence financing process, complete the Caledonia feasibility study on the Bilboes sulphide project and commence development of the sulphide project; and
•	continue with exploration activities at Motapa.

The strategy and outlook of Caledonia is further discussed in section 4.12 of this MD&A.

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3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit or loss for the Quarter and the comparative period prepared under IFRS.

Condensed Consolidated Statements of profit or loss and Other comprehensive income (Unaudited)
($’000’s)
	3 Months ended March 31
	2024	2023
Revenue	38,528	29,435
Royalty	(1,934)	(1,480)
Production costs	(18,960)	(19,850)
Depreciation	(3,819)	(2,255)
Gross profit	13,815	5,850
Net foreign exchange (loss) gain	(4,139)	1,533
Administrative expenses	(2,611)	(5,938)
Net derivative financial instrument expenses	(302)	(434)
Equity-settled share-based expense	(201)	(110)
Cash-settled share-based expense	(53)	(280)
Other expenses	(600)	(640)
Other income	164	18
Operating profit (loss)	6,073	(1)
Net finance costs	(726)	(767)
Profit (loss) before tax	5 347	(768)
Tax expense	(2,530)	(3,502)
Profit (loss) for the period	2,817	(4,270)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(144)	(369)
Total comprehensive income (loss) for the period	2,673	(4,639)

Profit (loss) attributable to:
Owners of the Company	2,131	(5,030)
Non-controlling interests	686	760
Profit (loss) for the period	2,817	(4,270)

Total comprehensive income (loss) attributable to:
Owners of the Company	1 987	(5,399)
Non-controlling interests	686	760
Total comprehensive income (loss) for the period	2,673	(4,639)

Earnings (loss) per share (cents)
Basic earnings (loss) per share	10.6	(30.3)
Diluted earnings (loss) per share	10.6	(30.2)
Adjusted earnings (loss) per share (cents)
Basic	26.9	(29.1)
Dividends paid per share (cents)	14.0	14.0

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Revenue in the Quarter was 30.9% higher than the comparative quarter due to a 19.5% increase in the quantity of gold sold and a 9.3% increase in the average price of gold sold. Sales in the Quarter exclude 1,657 ounces of gold that was held as work-in-progress at March 31, 2024 and which were sold early in April 2024, and include 3,057 ounces of gold sold that were held as work-in-progress as at December 31, 2023.

The royalty rate payable to the Zimbabwe Government was unchanged at 5%.

Production costs comprise the costs of electricity, labour, administrative and other costs such as insurance, software licencing and security that are directly related to production.

Analysis of IFRS production costs between Blanket and Bilboes
	3 months ended Mar 31 ($’000)
	2024	2023
Blanket	18,176	16,481
Bilboes	784	3,369
Total	18,960	19,850

On mine cost per ounce ($/oz) (section 10)	1,012	1,196

Total production costs (i.e. at Blanket and Bilboes) decreased by 4.5% in the Quarter compared to the comparative quarter. The reduction was due to the lower operating costs at Bilboes oxide mine offset by higher operating costs at Blanket. Bilboes oxide mine was put on care and maintenance with effect from end of September, 2023; however, leaching of the heap leach pads continues for as long as it makes a positive cash contribution to the care and maintenance cost. At Blanket, production cost increased by 10.1% in the Quarter compared to the comparative quarter.

Production costs, in conjunction with on-mine and all-in sustaining cost per ounce of gold sales are discussed in section 4.6; guidance for on-mine costs is included in Section 4.12.

The depreciation charge in the Quarter increased because of an increase in the depreciable cost base following the commissioning of the Central shaft and the solar plant. The shortening of the useful lives of certain plant and equipment items, late in 2023, also increased the depreciation charge for the Quarter compared to the comparable quarter. The useful life of the Jethro Shaft reduced due to increased focus on optimally utilising and centralising hoisting activities at the new Central Shaft in the future. Depreciation during the Quarter and the comparable quarter was calculated on a life of mine to 2041, based on an internal estimate taking into account inferred resources.

Net foreign exchange movements in the Quater relate to profits and losses arising on monetary assets and liabilities that are held in currencies other than the USD - principally the volatile RTGS$, but also, to a much lesser effect, the South African rand and the British pound. The net foreign exchange loss in the Quarter amounted to $4.1 million and the net losses were predominantly due to the significant devaluation of the RTGS$ exchange rate in 2024. Foreign exchange losses were predominantly incurred on the RTGS$-denominated bullion receivables for gold sales and VAT refunds which reduced in value in US dollar terms between the date on which the receivable was recognised and the date on which the receivable was settled. On April 5, 2024 the Zimbabwe authorities replaced the RTGS$ with a new currency called the “ZiG”, as discussed further in section 4.10.

Administrative expenses are detailed in note 8 to the Interim Financial Statements and include the costs of Caledonia’s offices and personnel in Harare, Johannesburg, Bulawayo, the UK and Jersey which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial.

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Administrative expenses
	3 months ended Mar 31
	($ ’000’s)
	2024	2023
Investor relations	135	163
Advisory services	-	90
Listing fees	149	239
Directors (Caledonia and Blanket)	189	187
Wages and salaries	1,205	1 380
Professional consulting fees	235	2,947
Other	698	932
Total	2,611	5,938

Administrative expenses in the Quarter were 56.0% lower than the comparative quarter predominantly due to lower professional consulting fees which were high in the comparative quarter due to the fees payable on the conclusion of the acquisition of Bilboes Gold Limited in January 2023. Excluding the effect of the advisory fees in the comparable quarter, administrative expenses were aproximately 18% lower in the Quarter due to lower management bonuses.

Other expenses are detailed in note 11 to the Interim Financial Statements. During the Quarter, community and social responsibility cost amounted to $346,000 and is further explained in section 4.2. Other expenses include Intermediate Monetary Transaction Tax of $254,000 for the Quarter that is chargeable on the transfer of physical money, electronically or by any other means and ranges from 1% to 2% per transaction performed in Zimbabwe.

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The tax expense comprised:

Analysis of consolidated tax expense for the Quarter
($’000’s)	Blanket	South Africa	UK	Bilboes and CHZ	Total
Income tax	2,284	221	-	-	2,505
Withholding tax
Management fee	-	33	-	-	33
Deemed dividend	71	-	-	-	71
CHZ dividends to GMS-UK	-	-	-	-	-
Deferred tax	(49)	(30)	-	-	(79)
	2,306	224	-	-	2,530

The overall effective taxation rate for the Quarter was 47.3% (2023: -456%). The effective tax rate bears little relationship to reported consolidated profit before tax. The effective tax rate is lower due to the following reasons:

•	The rate of income tax in Jersey, the tax domicile of the parent company of the Group (i.e. the Company), is zero, which means there is no benefit to be realised by offsetting administrative expenses, derivatives, and share-based payment awards incurred.

•	Zimbabwean taxable income is calculated in both RTGS$ and USD, whereas the group reports in USD. Large devaluations in the RTGS$ against the USD result in substantial foreign exchange movements on the RTGS$ tax payable which have a significant effect on the income tax calculation.

The effective taxation rate for Blanket was 30% (2023: 33%). Deferred tax predominantly comprises the difference between the accounting and tax treatments of capital investment expenditure. Deferred tax liabilities, denominated in RTGS$ (ZiG post April 5, 2024), devalued significantly during the Quarter with limited value remaining. Most of the tax expense comprised income tax and deferred tax incurred in Zimbabwe.

South African income tax that arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”) amounted to $213,000 during the Quarter.

Zimbabwe withholding tax arose on the dividends paid from Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) to the Company’s subsidiary in the UK Greenstone Management Services Holdings Limited (“GMS-UK”).

Basic IFRS EPS for the Quarter improved from a loss of 30.3 cents in the comparative quarter to a profit of 10.6 cents in the Quarter. Adjusted EPS for the Quarter excludes inter alia the effect of foreign net exchange movements and deferred tax. Adjusted EPS improved to 26.9 cents from a loss of 29.1 cents in the comparative quarter. A reconciliation from Basic IFRS EPS to adjusted EPS is set out in section 10.3.

A quarterly dividend of 14 cents per share was paid on January 26, 2024 and again on April 26, 2024. Caledonia’s dividends are discussed further in section 14.

Risks that may affect Caledonia’s future financial condition are discussed in section 17.

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The table below sets out the consolidated statements of cash flows for the Quarter and the comparative quarter prepared under IFRS.

Condensed Consolidated Statements of Cash Flows
($’000’s)
	3 months ended Mar 31
	2024	2023

Cash inflow from operations	6,535	664
Interest received	6	5
Finance costs paid	(573)	(200)
Tax paid	(1,081)	(1,345)
Net cash inflow (outflow) from operating activities	4,887	(876)

Cash flows used in investing activities
Acquisition of property, plant and equipment	(3,741)	(4,593)
Acquisition of exploration and evaluation assets	(430)	(144)
Acquisition of put options	(240)	-
Net cash used in investing activities	(4,411)	(4,737)

Cash flows from financing activities
Dividends paid	(2,720)	(2,424)
Payment of lease liabilities	(37)	(37)
Shares issued – equity raise (net of transaction cost)	-	10,823
Loan note instrument – Motapa payment	-	(5,399)
Loan note instrument – solar bond issue receipts (net of transaction cost)	-	4,500
Net cash (used in) from financing activities	(2,757)	7,463

Net (decrease) increase in cash and cash equivalents	(2,281)	1,850
Effect of exchange rate fluctuations on cash and cash equivalents	(847)	(157)
Net cash and cash equivalents at beginning of the period	(11,032)	1,496
Net cash and cash equivalents at end of the period	(14,160)	3,189

Cash flows from operating activities in the Quarter is detailed in note 24 to the Interim Financial Statements. Cash inflows from operations before working capital changes in the Quarter were $10.5 million, compared to $0.5 million in the previous quarter.

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The table below illustrates the operating cash flow for the Quarter and the last 8 preceding quarters:

Cash generated from operations before working capital changes
($'000's)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Operating cash flow	13,470	13,499	13,731	7,099	51	4,865	16,303	297	10,508

Cash generated from operations before working capital changes in the Quarter improved significantly from the comparable quarter due to increased gold sales, the higher average gold price and lower costs at the Bilboes oxide mine after it had been placed on care and maintenance in October 2023. Cash generated from operations before working capital at Blanket in April was $7.1 million, which reflects the high production level achieved in the month and the improved gold price. Finance costs paid in the Quarter remained stable. Solar loan note interest, rehabilitation liability unwinding interest and overdraft interest increased from the comparable quarter.

The acquisition of property, plant and equipment relates to the investment at Blanket as discussed further in section 4.7; the investment in exploration and evaluation assets relates to the exploration work at Motapa and Maligreen.

Dividends for the Quarter comprise $2.7 million paid to shareholders of the Company and $0.03 to Blanket’s minority shareholders as discussed in section 14. A quarterly dividend of 14 cents per share was declared on January 2, 2024 and paid on January 26, 2024; a further dividend was declared on March 27, 2024 which was paid on April 26, 2024. Cash inflows from operations were reduced by working capital outflows of $4 million in the Quarter due to decreased trade payables, excluding dividends due which are presented separately as part of dividends paid in the condensed consolidated statements of cash flows, and increased RTGS$ prepayments to local suppliers to lock in the prices of inventory and reduce the effect of the devaluation of the RTGS$.The effect of exchange rate fluctuations on cash held reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

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The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2023 prepared under IFRS.

Summarised Consolidated Statements of Financial Position
($’000’s)	As at	Mar 31 2024	Dec 31 2023

Total non-current assets		274,307	274,074
Income tax receivable		80	1,120
Inventories		20,542	20,304
Derivative financial assets		26	88
Trade and other receivables		7,558	9,952
Prepayments		3,947	2,538
Cash and cash equivalents		1,831	6,708
Assets held for sale		13,486	13,519
Total assets		321,777	328,303
Total non-current liabilities		22,611	23,978
Cash-settled share-based payments – short term portion		313	920
Income tax payable		102	10
Lease liabilities – short term portion		141	167
Loan note instruments – short term portion		665	665
Trade and other payables		20,842	20,503
Overdraft and term loans		15,991	17,740
Liabilities associated with assets held for sale		96	128
Total liabilities		60,761	64,111
Total equity		261,016	264,192
Total equity and liabilities		321,777	328,303

Property, plant and equipment additions at Blanket amounted to $4.4 million (rehabilitation change in estimate excluded and inclusive of intercompany mark-up) in the Quarter. The additions predominantly related to capital development and the construction of the new tailings storage facility at Blanket (“TSF”).

Inventories include 1,657 ounces of gold which were held by Fidelity Gold Refinery (Private) Limited (“FGR”) in transit to Al Etihad Gold Refinery DMCC (“AEG”) which was sold in early April 2024 (December 31, 2023: 3,057 ounces).

Prepayments represent deposits and advance payments for goods and services. Prepayments increased by $1.7 million due to larger prepayments made to RTGS$ suppliers and thereby lock-in the cost of goods and services to hedge against the weakening of the RTGS$ against the USD.

Trade and other receivables are detailed in note 16 to the Interim Financial Statements and include $3.9 million (December 31, 2023: $5.4 million) due from FGR and AEG in respect of the RTGS$ and USD components respectively of the revenues arising on gold deliveries prior to the close of business on March 31, 2024. All outstanding amounts due from FGR and AEG were received in full after the end of the Quarter.

$2.4 million of the total trade and other receivables (December 31, 2023: $3.8 million) was due from the Zimbabwe Government in respect of VAT refunds. 0.8 million in respect of VAT refunds comprises RTGS$-denominated VAT refunds. Increased delays in the processing of VAT refunds by the Government of Zimbabwe has resulted in a decrease in the amount receivable in USD terms; due to the accelerating devaluation of the RTGS$ towards the end of the Quarter this contributed to the high level of foreign exchange losses that were incurred in the Quarter. The long-outstanding balances have either been repaid after the end of the Quarter or have been recovered by way of allocating the refunds against income tax payables due to the Government of Zimbabwe.

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Overdrafts are used for short-term working capital funding requirements in Zimbabwe. Expiration dates and terms of the overdrafts and short-term loans are set out in section 7.

Approximately a third of cash-settled share-based payments outstanding at December 31, 2023 related to employee incentive awards that were settled in the Quarter. In April 2024 the Company made awards of 167,935 target Performance Units (“PUs”), which could be settled in cash, and 125,433 equity-settled target PUs (“EPUs”) to certain management and employees within the Group pursuant to the provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). The final number of units that will vest is subject to the achievement of certain targets which include production, the control of operating costs and capital expenditure, resource development and progress towards the commercialisation of the Bilboes sulphide project. The short-term portion of the cash-settled share-based payment liability is in respect of awards made to certain employees at Caledonia, CMSA, CHZ, Blanket and Bilboes in terms of the OEICP. The awards (other than EPUs that only settle in shares) can be settled in cash or, subject to conditions, shares at the option of the recipient.

The table below illustrates the distribution of the consolidated cash across the jurisdictions where the Group holds its cash:

Geographical location of net cash ($’000’s)
	Jun 30,	Sep 30,	Dec 31,	Mar 31,
As at	2023	2023	2023	2024
Zimbabwe	(7,373)	(8,052)	(13,751)	(15,708)
South Africa	834	1,208	1,051	919
UK/Jersey	3,632	3,652	1,668	629
Total net cash and cash equivalents	(2,907)	(3,192)	(11,032)	(14,160)

Assets held for resale comprises the book value of the solar plant which is the subject of an ongoing sale process as discussed in section 4.11.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The amounts are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
per share amounts)	2022	2022	2022	2023	2023	2023	2023	2024
Revenue	36,992	35,840	34,178	29,435	37,031	41,187	38,661	38,528
Profit/(loss) attributable to owners of the Company	11,378	8,614	(8,029)	(5,030)	(513)	4,506	(3,162)	2,131
EPS – basic (cents)	87.7	63.3	(62.2)	(30.3)	(0.6)	24.1	(17.6)	10.6
EPS – diluted (cents)	87.7	63.3	(62.2)	(30.2)	(0.6)	24.0	(17.6)	10.6
Net cash and cash equivalents	10,862	6,167	1,496	3,189	(2,907)	(3,192)	(11,032)	(14,160)

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4.	OPERATIONS

4.1	Safety, Health and Environment
4.1.1	Blanket

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Safety Statistics
Classification	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Fatal	0	0	0	1	0	0	0	0
Lost time injury	2	1	1	0	5	2	2	1
Restricted work activity	1	1	2	6	7	5	0	5
First aid	3	0	0	1	0	0	0	1
Medical aid	3	1	2	4	0	1	2	1
Occupational illness	0	0	0	0	0	0	0	0
Total	9	3	5	12	12	8	4	8
Incidents	10	14	6	14	3	10	10	11
Near misses	7	6	1	4	4	4	7	5
Disability Injury Frequency Rate	0.36	0.22	0.33	0.80	1.35	0.71	0.20	0.66
Total Injury Frequency Rate	1.08	0.34	0.56	1.36	1.35	0.81	0.40	0.88
Man-hours worked (000’s)	1,672	1,788	1,801	1,760	1,780	1,982	2,009	1,817

Blanket’s safety performance compares favourably with other deep level underground gold mines; however, management believes the safety performance at Blanket should be seen as a continuous focus area. The Nyanzvi 2 initiative is designed to increase safety awareness and reinforce strict adherence to prescribed safety procedures.

Nyanzvi Initiative

During the Quarter, Nyanzvi 2 training continued for the mining and engineering departments. Training classes were run concurrently, and 250 employees were trained. Team rankings for the best performers for all departments continued in the Quarter.

4.1.2	Bilboes oxide mine

The following safety statistics have been recorded for the Quarter and the preceding quarters since acquisition.

Bilboes Oxide Mine Safety Statistics
Classification	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Minor injury	0	2	0	0	2
Lost time injury	0	0	0	0	0
Occupational Health	0	0	0	0	0
Total	0	2	0	0	2
Incidents	9	15	2	4	1
Near misses	2	5	2	0	0
Lost Time Injury Frequency Rate	0	0	0	0	0

15

4.2	Social Investment and Contribution to the Zimbabwean Economy – Blanket

Blanket’s investment in community and social projects (“CSR”) which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government
($’000’s)
Period	Year	CSR Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Royalties	Total
Year	2013	2,147	2,000	15,354	4,412	23,913
Year	2014	35	-	12,319	3,522	15,876
Year	2015	50	-	7,376	2,455	9,881
Year	2016	12	-	10,637	2,923	13,572
Year	2017	5	-	11,988	3,498	15,491
Year	2018	4	-	10,140	3,426	13,570
Year	2019	47	-	10,357	3,854	14,258
Year	2020	1,689	184	12,526	5,007	19,406
Year	2021	1,163	948	16,426	6,083	24,620
Year	2022	888	1,200	12,060	7,124	21,272
Year	2023	1,491	550	11,871	7,316	21,228
Q1	2024	344	-	2,609	1,893	4,846

CSR initiatives fall under seven pillars of education, health, women's empowerment and agriculture, environment, charity, youth empowerment and conservation.

The main CSR programme at Blanket relates to the refurbishment of the maternity clinic, the primary and secondary schools, and the youth centre at Sitezi, which is located approximately 17km from Blanket. Activities in respect of this project during the Quarter include:

•	Fitting of ceilings in four classrooms, procurement of science lab equipment and construction of flush toilets ablutions facilities at Sitezi Secondary School. A fence was also erected around the secondary school in the Quarter.
•	Construction of the waiting mothers’ shelter which began in the last quarter of 2024 is 80% complete, with the fitting of doors, windows and wiring still outstanding.
•	The bulk of materials, such as batteries and other accessories, for the solar plant to supply the clinic, secondary school and primary school with power, was procured in the last quarter and installation is in progress with 50% of the solar panel stands holes having been drilled in the Quarter. The solar power will help maintain cold chains for medical supplies and samples at the clinic and provide lighting and energy supply to the clinic and the two schools for powering IT equipment such as computers and interactive boards.
•	To ensure a secure and stable supply of water for the Guqukani Garden irrigation scheme, the four boreholes drilled in 2023 were connected to the national electricity grid in the Quarter. This will reduce the garden’s dependence on the mine water from Smiler shaft.
•	Work on upgrading the Sabiwa Stadium to meet the requirements of the Zimbabwe Football Association for Division 1/Premier Soccer League stadia in the country continued with the planting of the pitch lawn. The caretaker’s cottage is under construction at foundation level. Male and female toilet blocks have been pegged, and the foundation excavation has started. The stadium, which had been used exclusively by Sabiwa High School, will cater for footballing activities for the entire local community.

16

Blanket undertook road repairs of a section of the old Gwanda Road which had been undercut by artisanal miners posing danger of road collapse.

Under the women's and youth empowerment pillar, 42 members of the community (41 females and 1 male) were trained on sewing re-usable sanitary pads. Approximately 2,000 girls will benefit from this initiative.

A dividend of $225,000 was paid to GCSOT in April, 2024. GCSOT has a 10% shareholding in Blanket.

4.3	Gold Production – Blanket

Blanket - Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2021	665,628	3.36	93.9	67,476
Q1	2022	165,976	3.69	94.1	18,515
Q2	2022	179,118	3.71	93.9	20,091
Q3	2022	198,495	3.53	93.6	21,120
Q4	2022	208,444	3.37	93.7	21,049
Year	2022	752,033	3.56	93.8	80,775
Q1	2023	170,721	3.11	93.8	16,036
Q2	2023	179,087	3.22	94.0	17,436
Q3	2023	208,902	3.46	93.7	21,772
Q4	2023	211,730	3.17	93.6	20,172
Year	2023	770,440	3.25	93.8	75,416
Q1	2024	175,101	3.23	93.9	17,050
April	2024	77,603	3.40	94.0	7,956

Gold production for the Quarter was 6.3% higher than the comparative quarter due to the higher tonnages, grade and recovery. The Quarter comprised only 79 production days due to public holidays and a relatively early production cut-off being the on-mine smelt which took place on 21 March 21, 2024 due to logistical issues relating to the transport and storage of gold over the Easter period. Thus, the average daily rate of production in the Quarter was 216 ounces, compared to 186 ounces per day in the comparable quarter. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A.

Production in April 2024 amounted to 7,956 ounces. Management is confident that Blanket will achieve its production guidance for 2024 of between 74,000 and 78,000 ounces of gold.

17

4.4	Underground – Blanket

A total of 175,101 tonnes were milled in the Quarter, which is 2.6% higher than the comparative quarter; the recovered grade for the Quarter was 3.9% higher than the grade in the comparative quarter. The increased production tonnes in the Quarter was due to several factors which include:

•	Improved blasting to reduce blockages in ore passes and grizzlies and reduce the requirement for secondary blasting;
•	optimising the usage of the Central Shaft and increasing its hoisting capacity by increasing the skip loading factor from 8.5 tonnes to 9.7 tonnes; and
•	improved handling of ore at the Central Shaft loading area.

4.5	Metallurgical Plant

Recoveries in the Quarter were 93.9% compared to 93.8% in the comparative quarter.

4.6	Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparative quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[3], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[3], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e., at offices in Harare, Bulawayo, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the awards made to employees under the OEICP less silver by-product revenue; and

iii.	All-in cost per ounce[3], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per ounce of gold sold
(US$/ounce)
	Bilboes oxide mine		Blanket		Consolidated
	3 months ended Mar 31		3 months ended Mar 31		3 months ended Mar 31
	2024	2023	2024	2023	2024	2023
On-mine cost per ounce[3]	1,820	31,857	993	991	1,012	1,196
All-in sustaining cost per ounce[3]	2,549	31,940	1,267	1,208	1,296	1,412
All-in cost per ounce[3]	2,549	59,923	1,364	1,475	1,390	1,863

3On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS.

A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

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On-mine cost

On-mine cost comprises labour, electricity, consumables, and other costs such as security and insurance which are directly related to production. Production costs are detailed in note 6 to the Interim Financial Statements. On-mine cost includes the procurement margin paid to CMSA and represent a fair value that Blanket would pay for consumables if they were sourced from a third party.

The consolidated on-mine cost per ounce for the Quarter was 15.4% lower than the comparative quarter due to the substantial reduction in the on-mine cost per ounce at the Bilboes oxide mine. The decrease in consolidated on-mine cost per ounce compared to the comparative quarter is illustrated in the graph below.

On-Mine Cost per ounce $ (Qtr vs comparable Qtr)
1,250
1,200
1,150
1,100
1,050
1,000
950
1,196
-15.6%
1.9%
-0.1%
-1.1%
-0.5%
1,012
Q1 2023
Bilboes oxides
Power
Labour
Consumables
Other
Q1 2024

The cost of oxide mining at Bilboes contributed a reduction of $186 per ounce compared to the comparable quarter after it was placed on care and maintenance with effect from 1 October 1, 2023. Leaching activities related to the heap leach pad have continued and will continue for as long as it contributes to the care and maintenance cost of the Bilboes oxide mine. Bilboes is discussed further in section 4.9.

Blanket's on-mine cost per ounce increased by 0.2% from $991 per ounce in the comparative quarter to $993 per ounce in the Quarter.

Increased electricity usage at Blanket was due to the use of infrastructure such as the No. 4, 6 Winze, Lima and Jethro shafts in addition to the Central shaft. The electricity usage is expected to reduce over the next 2 -3 years as ore extraction transitions from the old mine infrastructure, above 750 meters underground, to areas below 750 meters which are accessed via Central shaft. Other initiatives such as the installation of power factor correction equipment at Blanket is expected to reduce the maximum demand charges which have contributed to the higher electricity cost and alleviate low voltage occurrences which require the use of expensive diesel power to provide back-up. The phasing out of old equipment with a higher power consumption compared to new equipment is also expected to reduce the power consumption over time.

19

The inter-company benefit of the solar plant (owned by Caledonia) is not recognised in on-mine cost because the solar plant sells power to Blanket at a price per kilowatt/hour which reflects Blanket's historic blended cost per unit of power. The economic benefit of the solar plant is therefore recognised by Caledonia, rather than by Blanket, and the benefit ($51 per ounce of gold produced in the Quarter) is reflected in the AISC rather than the on-mine cost. The solar plant has the added benefit of stabilising the Blanket electrical grid by improving the power factor and in turn reducing the generator use to supplement reactive power. The proposed sale of the solar plant to a third party should have no effect on the terms or quality of supply from the solar plant to Blanket. The power from the solar plant is more reliable and reduced the diesel consumption to262 kilo litres of diesel in the Quarter compared to an average of 355 kilo litres per quarter in 2022, before the solar plant was commissioned.

In April 2023 Blanket concluded a power supply agreement with the Intensive Energy Users Group (“IEUG") and the Zimbabwean power utility to allow the IEUG to obtain power outside Zimbabwe which is "wheeled” to the IEUG members. During the Quarter Blanket paid less for IEUG sourced energy but the incidences of power outages and low voltage occurrences did not reduce due to the poor condition of the Zimbabwe grid which meant that diesel costs continued to be incurred to supplement the low voltage occurrences.

Labour costs at Blanket increased during the Quarter due to a higher headcount and inflationary increases offset by a decrease in the overtime paid in the Quarter. On a per ounce basis the labour cost at Blanket decreased by $2 per ounce from the comparable quarter due to higher ounces sold in the Quarter.

Consumable costs per ounce at Blanket in the Quarter decreased by $13 per ounce due to higher ounces sold in the Quarter compared to the comparative quarter which meant that fixed consumable costs were spread across more ounces and reductions in the prices of certain consumables.

Other production costs remained stable and reduced on a per ounce basis by $6 per ounce in the Quarter compared to the comparative quarter.

All-in sustaining cost

All-in sustaining cost includes inter alia administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin and the benefits of solar power as this reflects the consolidated cost incurred at the Group level. Accordingly, the all-in sustaining cost can only be calculated at a consolidated level and not at the level of individual operations. The all-in sustaining cost per ounce for the Quarter was 8.3% lower than the comparative quarter due to the lower on mine costs, lower sustaining capital expenditure and sustaining administrative costs that was partly offset by a higher royalty cost per ounce due to the higher gold revenue. AISC was reduced by the intercompany procurement margin of $22 per ounce and by the solar power generation produced and sold to Blanket by Caledonia, which together reduced AISC by $51 per ounce on a consolidated basis (inter group charges are included in the on-mine cost and deducted from AISC).

AISC is lower than in comparable quarter because of the reduction in the cost of the Bilboes oxides and lower general and administration cost in the Quarter.

20

The decrease in AISC per ounce in the Quarter compared to the comparative quarter is illustrated in the graph below:

AISC per ounce $ (Qtr vs comparable Qtr)
1600
1500
1400
1300
1200
1100
1000
900
800
1 413
-13%
-0.9%
+5.3%
-1.7%
+2.1%
1 296
Q1 2023
On mine cost per ounce
Admin costs
Sustaining Capex
Procurement and solar margin
Other
Q1 2024

All-in cost

All-in cost includes investment in expansion projects at Blanket and Bilboes which remained at a high level in the Quarter due to the continued investment, as discussed in section 4.7 of this MD&A. All-in cost does not include pre-feasibility investment in exploration and evaluation projects.

4.7	Capital Projects – Blanket

The main capital development project is the infrastructure which will allow for three new production levels (26, 30 and 34 levels); a fourth level (38 level) is to be added in due course via a twin decline that commenced in February 2023. 4,258 development metres were achieved in the Quarter compared to 5,619 metres in the previous quarter.

Work on key development areas in the Quarter are detailed below:

•	The 750 Lima Diamond Drilling crosscut and chamber is anticipated to be completed by the end of May 2024.
•	The 870-900 Eroica North Decline was successfully completed in February 2024.
•	900 Eroica Extraction haulage and draw points.
•	The 990 Eroica North Hanging Wall Extraction haulage and draw points. This extension is necessary to facilitate the mining of exploration drilling platforms in the northern region.
•	The 510 Lima extraction haulage and draw point crosscuts project is progressing, and it is anticipated to be completed by June 2024.
•	The 990 Haulage north and shunting bays project extended its mining activities by 55 meters beyond the 2024 budget limit. This extension was necessary to create additional drilling platforms for exploration purposes.
•	The 990 Blanket Quartz Reef Hanging Wall North Extraction haulage and draw point crosscuts project.
•	1110 Haulage north and shunting bays. Addition exploration Diamond Drilling cubbies are being developed at 30-meter intervals on this haulage.

21

•	34-38L decline return airway and connection crosscuts.
•	34-38L Chairlift decline and connection crosscuts.
•	34L Conveyor incline to be finalised in the second quarter of 2024.
•	The anticipated total cost of the new TSF is $25.1 million which will be incurred over a period of 3 years (2023: $11.4 million, 2024: $5.4 million and 2025: $8.3 million). Work on the TSF commenced in March 2023 and the first phase of the project was completed at the end of February 2024. Deposition on the new TSF commenced on October 30, 2023 and all of Blanket’s tailings were deposited on the new facility from the beginning of 2024. Work on Phase 1B of the new TSF started in March 2024 and is expected to be completed in the second quarter of 2024. The new TSF is double-lined (clay and a plastic membrane, in compliance with international best-practice; the new TSF, when complete, will have a life until 2043 at the projected deposition rate of 900,000 tonnes per annum.

4.8	Indigenisation

As set out in previous MD&As, transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket.

Following the appointment of President Mnangagwa in 2017, the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million, which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at March 31, 2024 was $13.4 million (December 31, 2022: $15 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, were withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013.

The final payment to settle the advance dividend loan to GCSOT was made on September 22, 2021. Dividends to GCSOT after that date are unencumbered.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 6 to the Interim Financial Statements.

22

4.9	Bilboes

Sulphides feasibility study

The main objective at Bilboes is to construct a large, multiple open-pit operation to extract sulphide mineralisation. A feasibility study in respect of the Bilboes sulphide project was prepared by the previous owners which targeted mine and processing operations to produce an average of 168,000 ounces of gold per annum over a 10-year life of mine.

Work to refresh the existing feasibility study is well-advanced. Management is considering alternative development paths for Bilboes, with a view to optimising capital allocation and maximising the uplift in value for Caledonia shareholders.

The new body of work that has been done by Caledonia has been for the purposes allowing the Company to decide on the best allocation of capital between different approaches to the development of Bilboes. Accordingly, the various streams of work have been prepared to the level of a Preliminary Economic Analysis ("PEA”) also referred to as an Initial Assessment (“IA") in the United States). The work that has been done in respect of the identified development approach is currently being finalised for publication in the second quarter of 2024. Thereafter further work will be done to upgrade the work that has been done on the identified development option to bring it to the level of a Feasibility Study. This work is expected to be done in parallel with process to secure debt for the project.

A major aspect of the revised development plan relates to the design of the TSF, which is a significant component of the total capital expenditure for the project. Caledonia has drawn upon its recent experience of constructing the TSF at Blanket on a modular basis to reduce the initial capital cost of the project. This will be the main area of focus when the work that has already been done is upgraded to the level of a Feasibility Study. There is currently a very high level of activity globally in the field of tailings facilities, which means that the relevant consulting firms do not have sufficient capacity to cope with the demand for their services. Accordingly, we have been advised that this aspect of the work required to prepare a Feasibility Study will take at least 9 months.

Oxide mining activities

In the fourth quarter of 2022, a small operation was started to mine and process oxide mineralisation at Bilboes. The oxide mining activities were restarted predominantly with the objective to generate cash flows to pay for the existing cost structures at Bilboes Holdings (Private) Limited (“Bilboes Holdings”), and later the oxide mining activities were placed on care and maintenance at the end of September 2023. Oxide mining activities will resume in due course in conjunction with the larger sulphide project. Leaching of ore placed on the heap leach continued in the Quarter and had no material effect on Caledonia's financial performance. Leaching activities will continue for as long as they make a positive cash contribution

23

4.10	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarised as follows:

•	Blanket produces dore gold that it is obliged to deliver to FGR, a subsidiary of the RBZ, which refines the gold to a purity of 99.5% on a toll-treatment basis. With effect from April 2023, 25% of the resultant gold is sold to FGR and the remaining 75% is exported by Caledonia to a refiner of its choice outside Zimbabwe final processing. During the Quarter, all gold exports were sold to Al Etihad Gold Refinery DMCC in Dubai. The sale proceeds for the gold sold via the offshore refiner are paid to Blanket’s commercial bankers in Zimbabwe within 48 hours of delivery. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales. 25% of Blanket's gold is sold to FGR at a price which reflects the prevailing London Bullion Market Association price and the official RTGS$/USD exchange rate on the date of sale. Payment is made by FGR to Blanket in RTGS$ within 14 days of the sale. FGR deducts a refining fee of 1.24% from the RTGS$ sale proceeds; FGR collects half of the 5% royalty which is payable to the Government of Zimbabwe in physical gold which is deducted from the amount exported and the balance is paid in USD and RTGS$ to the proportionately 75:25 revenue split between USD and RTGS$.
•	The interbank RTGS$/USD and ZiG/USD exchange rates at each quarter end and at the latest practicable date prior to the publication of this MD&A are set out below.

Interbank Exchange Rates	(RTGS$:US$1)	(ZiG:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
June 30, 2021	85.42
September 30, 2021	87.67
December 31, 2021	108.66
March 31, 2022	142.42
June 30, 2022	370.96
September 30, 2022	621.89
December 31, 2022	684.33
March 31, 2023	913.67
June 30, 2023	5,739.80
September 30, 2023	5,466.75
December 31, 2023	6,104.72
March 31, 2024	22,055.47
April 5, 2024	30,674.32	13.56
May 10, 2024		13.52

24

Devaluation of the RTGS$ means that net monetary assets held in RTGS$ will devalue in USD terms. In the ordinary course of its business, Caledonia has net RTGS$-denominated assets comprising RTGS$-denominated cash and receivables (primarily for the 25% of gold sold to FGR and VAT receivables) and RTGS$ liabilities (mainly comprising taxes payable). During the first quarter of 2024, due to the sharp acceleration in the rate of RTGS$ devaluation, management engaged more aggressively in RTGS$-denominated procurement to reduce its RTGS$-denominated cash and lock in the prices of goods and services. To curb against the devaluation of the RTGS$ on hand, Blanket made prepayments of approximately $2 million in March 2024 by using RTGS$. RTGS$ cash balances at March 31, 2024 amounted to a USD equivalent of $0.2 million.

On April 5, 2024 the Reserve Bank of Zimbabwe issued a Monetary Policy Statement that introduced a structured currency (which is generally defined as a currency that is pegged to a specific exchange rate or currency basket and backed by a bundle of foreign exchange assets (including gold)). The structured currency called the ZiG replaced the RTGS$ from the said date. Banks were instructed to convert the RTGS$ balances into the new currency to foster simplicity, certainty and predictability in monetary and financial affairs. The new currency will co-circulate with other foreign currencies in the economy. The retention threshold remained unchanged.

Stability in the ZiG in relation to other foreign currencies will reduce the volitality and reduce the foreign exchange gains and losses accounted for in profit or loss.

At the same time as the introduction of the ZiG, the Zimbabwe authorities announced a liberalisation of the foreign exchange market in Zimbabwe. Whereas previously the exchange rate for RTGS$ was determined by the RBZ, in future the exchange rate will be determined by a process of transparent price discovery in an interbank market. To date the price discovery in an interbank market has not been determined as trading in ZiG has been relatively limited.

Electricity supply

The poor quality of electricity supply from the Zimbabwe Electricity Supply Authority (“ZESA”) is the most significant production risk at Blanket. During the Quarter, Blanket experienced interruptions to its power supply from the grid due to an imbalance between electricity demand and supply.

In the absence of equipment to control these surges, Blanket needs to switch to diesel power to allow mining and processing activity to continue, but generator use increases production costs and capital expenditure.

The following initiatives have been implemented by Blanket to alleviate the power challenges:

•	Over recent years it increased its diesel generating capacity to 18MVA (maximum of 13.6 MW at full capacity, and up to 10MW on continuous running) of installed capacity which is ~~was~~ insufficient to maintain all operations and capital projects both on a stand-by basis and continuous running basis.
•	Installed two 10MVA auto tap transformers on the ZESA supply line to protect equipment at No. 4 Shaft and the main metallurgical plant from voltage fluctuations on the incoming grid supply.
•	Two further 10MVA auto tap transformers were installed to protect equipment at Central Shaft.
•	An additional 10MVA auto tap transformer was installed in 2023 to protect the new compressor set-up at Central Shaft.
•	Caledonia’s 12.2Mwac solar plant, fully commissioned in early February 2023 at a cost of $14.2 million. The solar plant is operating slightly better than anticipated, but the lower level of contribution to Blanket's overall electricity use (approximately 20% compared to an initial estimate of 27%) reflects Blanket's overall increase in electricity use following the commissioning of Central shaft. In April 2023 Blanket entered into a power supply agreement with the IEUG and the Zimbabwean power utility to allow the IEUG to obtain power outside of Zimbabwe and contribute to the Zimbabwean power grid. As a result of this arrangement, Blanket has paid a lower tariff for IEUG supplied energy from April 2023, but it has not improved the power quality received at Blanket due to the continued difficulty with the Zimbabwe grid.

25

The following initiatives are planned or are under consideration to alleviate the power challenges Blanket faces:

•	Management plans to install power factor connection equipment for the two winders at Central shaft to reduce the peak electricity demand, specifically focusing on power usage when starting up the Central shaft winders. The very high level of power drawn by the winders from the grid has resulted in significant penalty charges from the ZESA which has contributed to the increased cost of power. The equipment is intended to reduce the reactive power (kVAR) drawn from the grid and reduce the actual power (kWh) consumed when the Central Shaft winders are started up. The initiative has the further benefit of improving the power factor from 0.7 to almost 1, ensuring that proposed power factor penalties from the utility provider are not incurred. Management plans to have the power factor correction equipment installed by quarter 4 of 2024. Increasing the hoist payload and hoisting speed, and improving the sequencing of hoists at the Central shaft, will also allow hoisting to take place outside the peak hours that attract a higher cost per kWh. The improved sequencing will also mean that the hoisting hours are reduced thereby allowing more time for maintenance of the winders and the shaft.
•	Management is considering the power-saving effect of the Central shaft winder hoisting mechanisms to reduce the power needed to start the shaft.
•	Equipment with less efficient power use is being considered for replacement by more efficient modern equipment as such equipment falls due for replacement.
•	Further investigations are in process to reduce Blanket's overall electricity consumption by using the available shafts and machinery more efficiently.
•	Management is performing studies to consider an increase to the solar plant that will increase the stability of supply as well as enhance the power factor of the Blanket Mine local power network.

The options to alleviate the instability in the utility supply and further reduce the cost of diesel generator usage to supplement low voltage occurrences and power outages will be an ongoing focus for management.

Water supply

Blanket uses water in the metallurgical process. The mine is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2023/2024 rainy season has been poor, and measures to reduce water consumption or to identify additional water sources (e.g. boreholes) are under consideration.  Blanket mine commissioned a new TSF in October 2023, which is lined with a HDPE geomembrane over a compacted clay layer.  The liner has significantly reduced seepage from the TSF into groundwater, and water recycled back to the plant for re-use has increased by 81% in comparison to Q1 2023 which has resulted in a reduction in the amount of raw water extracted from the public dam.

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Taxation and royalty

The main elements of the Zimbabwe tax regime insofar as it affects Blanket and Caledonia are as follows:

•	A royalty is levied on gold revenues at a rate of 5% if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200 per ounce. With effect from January 1, 2020, the royalty is allowable as a deductible expense for the calculation of income tax.
•	With effect from February 4, 2022, the 5% royalty was payable in the same proportions of currencies as revenues are received. On October 9, 2022, the Zimbabwean Government announced that 50% of royalty payments will be payable in gold.
•	Income tax is levied at 25.75% (2024: 24.72%) on taxable income as adjusted for tax deductions in the tax year. The main adjustments to taxable income for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. There is a deduction of 100% of all capital expenditure incurred in the year of assessment. As noted above, the royalty is deductible for income tax purposes. The calculation of taxable income is performed using financial accounts prepared in USD and split between USD and RTGS$ (from April 5, 2024, the ZiG) based on the currency in which the transactions are denominated in. Large devaluations in the RTGS$ to the USD has reduced most of the deferred tax liability denominated in RTGS$.
•	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.11	Solar project

As noted in section 4.10, Blanket suffers from unstable grid power and power outages. In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. In 2020, the Caledonia board approved the project and the Company raised $13 million (before commission and expenses) to fund the project through the sale of 597,963 shares at an average price of $21.74 per share. Caledonia’s 12.2 MWac solar plant was connected to the Blanket grid in November 2022 and was fully commissioned in early February 2023 at a construction cost of $14.2 million. At the date of the approval of this MD&A the plant provides approximately 20% of Blanket’s total electricity requirement.

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (Private) Limited (“CMS”) (which owns the solar plant) to issue bonds up to a value of $12 million in the form of loan notes (the “bonds”). The decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have a fixed interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. During 2024 all bonds issued by CMS were transferred to CHZ and subsequent bond issues were made by CHZ. Bond repayments are guaranteed by the Company and up to the date of this MD&A, $9 million of bonds have been issued to Zimbabwean commercial entities.

Due to the unique operating environment in Zimbabwe and Caledonia’s significant in-country expertise, Caledonia opted to build the solar plant using its own resources rather than relying on an external party to build and own the solar plant using its financial resources and selling the resultant power to Blanket on a long-term contract. Accordingly, Caledonia constructed the solar plant using its own financial resources at a cost of $14.2 million. As the solar plant is now fully commissioned and is working as planned, Caledonia no longer needs to own the solar project, provided it retains long term access to the power it produces.

In the second quarter of 2023 management embarked on a process to sell the solar plant. Various offers were received, and a bidder has been given exclusivity to conduct due diligence and further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity. Management is in an advanced stage of finalising the contractual arrangements to sell the solar plant whereby the new owners will exclusively supply Blanket with electricity from it. In recent months the terms of the transaction have been revised to cater for the extension to Blanket's life of mine, based on internal estimates and inferred resources, that increases the life of the power purchase agreement which in turn has implications for the overall transaction value This transaction is expected to realise a profit on Caledonia's investment in the plant and release cash for reinvestment in Caledonia’s core business of gold.

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The solar asset was classified as held for sale as at March 31, 2024 in the Interim Financial Statements.

4.12	Opportunities and Outlook

Production guidance 2024

Production guidance for Blanket in 2024 is estimated at between 74,000 and 78,000 ounces.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

On-mine cost

The on-mine cost per ounce at Blanket in the Quarter was $993. The on-mine production cost consists of a large monthly fixed cost base which increases the on-mine cost per ounce in the Quarter with a relatively low number of production days. The three months in the Quarter consisted of 78 production days compared to 91 average production days planned in the quarters of the remaining nine months of 2024. Accordingly, the fixed cost base per ounce should reduce as the expected sales ounces per quarter increases in the remaining months of 2024. The on-mine cost was within expectation and therefore the yearly on-mine cost guidance at Blanket is maintained at the $870 to $970 per ounce range as announced on January 12, 2024.

All-in sustaining cost guidance

AISC was $1,296 during the Quarter, lower than production guidance of $1,370 to $1,470 per ounce due to the timing of the sustaining capital spending that is planned for later in 2024. Production guidance announced on January 12, 2024 is therefore maintained at $1,370 to $1,470 per ounce.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Capital expenditure

Capital expenditure at Blanket in 2024 is estimated at $30.8 million (inclusive of CMSA’s mark-up). Planned capital expenditure for 2024 is planned in the following areas:

•	New TSF (Phase 1B) - $4.7 million;
•	Underground capital development at 30 and 34 levels - $8 million;
•	Utilities for the Central shaft infrastructure - $2.1 million;
•	Information technology infrastructure - $1.5 million;
•	Electrical engineering - $2.5 million;
•	Mill and surface engineering - $2.1 million; and
•	Staff housing - $1.4 million.

Expenditure for the Quarter amounted to $4.1 million (inclusive of CMSA’s mark-up) at Blanket and was incurred on the following:

•	New TSF (Phase 1B) - $1.6 million;
•	Capital development at 30 and 34 levels - $1.8 million;
•	Utilities for the Central Shaft infrastructure - $0.15 million; and
•	Deep drilling - $0.2 million.

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Strategy

The immediate strategic focus is to:

•	maintain production at Blanket at the targeted range of 74,000 to 78,000 ounces for 2024 and at a similar level for 2025;
•	communicate the preferred development approach to the Bilboes sulphide project; commence the financing process in parallel with upgrading the work that has already been done on the preferred development option to the level of a feasibility study; and commence development of the sulphide project; and
•	continue with exploration activities at Motapa.

5	EXPLORATION

Caledonia’s exploration activities are focussed on Blanket and Motapa.

Blanket

Drilling results at Blanket that targeted the continuity of the AR south, Eroica and Blanket orebodies’ mineralised zones yielded excellent results and, in general, the Blanket, Eroica and AR south ore bodies have better grades and widths than expected.

An updated mineral reserve and resource statement will be published in May 2024.

Motapa

The Motapa exploration program to date has consisted of trenching which has identified several promising drilling targets. work is currently under way to prepare the drill-pads. An initial 5-month drill-programme comprising a total of 49 holes and approximately 8,600 meters diamond and reverse circulation drilling is planned to start in the second quarter of 2024.

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6.	INVESTING

An analysis of investments is set out below.

($’000’s)	2021	2022	2023	2024
	Year	Year	Year	Q1
Property, plant and equipment
Blanket	29,323	34,267	28,240	3,552
Solar	1,581	12,198	163	-
Other	365	967	1,203	46
Total investment – property, plant and equipment	31,269	47,432	29,606	3,598

Exploration and evaluation assets
Bilboes	-	-	73,573	48
Connemara North	163	4	-	-
Glen Hume	1,176	-	-	-
Maligreen	-	1,430	372	7
Motapa	-	7,844	2,748	324
Other Satellite properties	243	120	-	51
Total investment – exploration and evaluation assets	1,582	9,398	76,693	430

Investment in property, plant and equipment at Blanket is discussed in section 4.7 of this MD&A; investment in exploration and evaluation assets is as set out in section 5.

7.	FINANCING

Operating and investing activities at Blanket in the Quarter were funded by Blanket's operating cashflows and from Blanket’s overdraft facilities which were as set out below at March 31, 2024.

Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at March 31, 2024	Repayment terms	Security	Expiry
Stanbic Bank Limited	Sep-23	RTGS$350 million	$Nil	On demand	Unsecured	Jun-24
Stanbic Bank Limited	Sep-23	$4 million	$3.9 million	On demand	Unsecured	Jun-24
CABS Bank	Aug-23	$2 million	$2 million	On demand	Unsecured	Jul-24
CABS Bank	Mar-23	$3 million	$Nil	On demand	Unsecured	Mar-27
Ecobank	Nov-22	$5 million	$5.1 million	On demand	Unsecured	Dec-24
Nedbank	Apr-23	$7 million	$5.0 million	On demand	Unsecured	Apr-25

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Hedging

From December 2022 to the date of approval of the MD&A, the Company had the following put options to hedge gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672 oz	$1,750	December 2022 to May 2023
May 22, 2023	28,000 oz	$1,900	June to December 2023
December 19, 2023	12,000 oz	$1,950	January to March 2024
March 7, 2024	12,000 oz	$2,050	April to June 2024
April 10, 2024	12,000 oz	$2,100	July to September 2024

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

Loan notes

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (Private) Limited (“CMS”) (which owns the solar plant) to issue bonds up to a value of $12 million in the form of loan notes (the “bonds”). The decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have a fixed interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company, and up to the date of this MD&A, $9 million of bonds have been issued to Zimbabwean commercial entities. Due to the expected sale of CMS, the obligation for repayment of the bonds were transferred to CHZ, a wholly owned subsidiary of Caledonia, which became the issuer of the bonds in place of CMS. Caledonia believes the development of a Zimbabwe bond market will be a long-term strategic benefit to the Company, accordingly Caledonia wishes to retain and develop the existing retlationships it has established with institutional bond investors in Zimbabwe who hold the bonds that have already been issued.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources is set out below.

Liquidity and Capital Resources
($’000’s)

As at	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
	2022	2023	2023	2023	2023	2024

Net cash and cash equivalents	1,496	3,189	(2,097)	(3,192)	(11,032)	(14,160)
Net working capital	5,986	3,677	7,674	18,758	14,096	9,320

During the Quarter cash flows were negatively affected by working capital movements of $4.1 million that is expected to normalise in future quarters. Movements in Caledonia’s net cash, overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 7. The Company’s liquid assets as at March 31, 2024 plus anticipated cashflows exceeded its planned and foreseeable commitments as set out in section 9.

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9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Interim Financial Statements). The Company had the following contractual obligations at March 31, 2024:

Payments due by period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	20,842	-	-	-	20,842
Provisions	93	348	334	9,620	10,395
Capital expenditure commitments	3,718	-	-	-	3,718
Lease liabilities	141	30	-	-	171
Cash-settled share-based payments	313	441	-	-	754
Loan notes (bonds)	665	6,405	-	-	7,070

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold to Blanket.

Other than the proposed investment in the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central Shaft and the further stages of the new TSF as discussed in section 4.7 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities. The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of March 31, 2024, the Group had liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $4.2 million (December 31, 2023: $4.7 million), Motapa’s liability amounted to $1.4 million (December 31, 2023: $1.4 million), and Bilboes’ liability amounted to $4.4 million (December 31, 2023: $4.4 million).

10.	NON-IFRS MEASURES

Throughout this document, we provide measures prepared in accordance with IFRS in addition to some non-IFRS performance measures. As there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We define below the non-IFRS measures used in this document and reconcile such non-IFRS measures to the IFRS measures we report.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note and accordingly differ from the previous basis of calculation. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

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Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s, unless otherwise indicated)
	Bilboes Oxides		Blanket		Consolidated
	3 months ended March 31		3 months ended March 31		3 months ended March 31
	2024	2023	2024	2023	2024	2023

Production cost (IFRS)	784	3,345	18,176	16,505	18,960	19,850
COVID-19 labour and consumable expenses	-	-	-	(1)	-	(1)
Cash-settled share-based expense	(9)	-	(90)	(394)	(99)	(394)
Less exploration and safety costs	-	-	(220)	(261)	(220)	(261)
On-mine admin costs, employee incentives and intercompany adjustments	-	-	462	(298)	462	(298)
On-mine production cost*	775	3,345	18,328	15,551	19,103	18,897
Gold sales (oz)	426	105	18,450	15,692	18,876	15,797
On-mine cost per ounce ($/oz)	1,820	31,857	993	991	1,012	1,196

Royalty	319	9	1,615	1,471	1,934	1,480
Exploration, remediation and permitting cost	-	-	26	-	26	-
Sustaining capital expenditure#	-	-	2,581	979	2,581	979
Sustaining administrative expenses&	-	-	1,873	968	1,873	968
Silver by-product credit	-	-	(26)	(25)	(26)	(25)
Cash-settled share-based payment expense included in production cost	(9)	-	108	394	99	394
Cash-settled share-based payment expense	-	-	53	280	53	280
Equity-settled share-based payment expense	-	-	201	110	201	110
Procurement margin included in on-mine cost*	-	-	(1,373)	(770)	(1,373)	(770)
All-in sustaining cost	1,085	3,354	23,386	18,95	24,471	22,312
Gold sales (oz)	426	105	18,450	15,692	18,876	15,797
AISC per ounce ($/oz)	2,549	31,940	1,267	1,208	1,296	1,412

Non-sustaining administrative expenses&	-	2,900	738	2,070	738	4,970
Permitting and exploration expenses	-	-	17	18	17	18
Non-sustaining capital expenditure#	-	38	1,017	2,094	1,017	2,132
Total all-in cost	1,085	6,292	25,158	23,140	26,243	29,432
Gold sales (oz)	426	105	18,450	15,692	18,876	15,797
All-in cost per ounce ($/oz)	2,549	59,923	1,364	1475	1,390	1,863

* The on-mine cost reflects the cost incurred to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from all-in sustaining cost and all-in cost as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

& Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. From the last quarter of 2022 administrative expenses have been allocated between AISC and all-in cost. Prior years have been restated in the MD&A.

# Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’. All other costs related to existing operations are considered sustaining.

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10.2	Average gold price per ounce

The table below reconciles “Average gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of average gold price per ounce
($’000’s, unless otherwise indicated)
	3 months ended March 31
	2024	2023
Revenue (IFRS)	38,528	29,435
Revenues from sales of silver	(27)	(25)
Revenues from sales of gold	38,501	29,410
Gold ounces sold (oz)	18,876	15,803
Average gold price per ounce (US$/oz)	2,040	1,861

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10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the profit/loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to Blanket Employee Trust Services (Private) Limited (“BETS”) (the company that owns 10% of Blanket’s shares on behalf of an employee trust), foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted earnings (loss) per share (“Adjusted EPS”) to IFRS Profit attributable to owners of the Company
($’000’s, unless otherwise indicated)
	3 months ended March 31
	2024	2023
Profit (loss) for the period (IFRS)	2,817	(4,270)
Non-controlling interest share of profit for the period	(686)	(760)
Profit (loss) attributable to owners of the Company	2,131	(5,030)
BETS adjustment	(104)	(115)
Earnings (loss) (IFRS)	1,943	(5,145)
Weighted average shares in issue (thousands)	19,192	16,964
IFRS EPS (cents)	10.56	(30.33)

Add back (deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	3,565	216
- less tax	(880)	(51)
- less non-controlling interest	(354)	(21)
Unrealised net foreign exchange (gains)/losses	574	(1,749)
- less tax	(187)	309
- less non-controlling interest	(68)	106
Adjusted IFRS profit excl. foreign exchange	4,677	(6,335)
Weighted average shares in issue (thousands)	19,192	16,964
Adjusted IFRS EPS excl. foreign exchange (cents)	24.4	(37.3)

Add back (deduct) amounts in respect of:
Reversal of BETS adjustment	104	115
Deferred tax	107	959
Non-controlling interest portion of deferred tax and impairment	(21)	(107)
Fair value losses on derivative financial instruments	302	434
Adjusted profit	5,169	(4,934)
Weighted average shares in issue (thousands)	19,192	16,964
Adjusted EPS (cents)	26.9	(29.1)

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11.	RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include directors and executive officers of the Company. The amounts paid by the Company for the services provided by key management personnel who are related parties have been determined by negotiation among the parties and are reviewed and approved by the Company’s board. These transactions are in the normal course of operation.

The Company has extended the consultancy agreement with Mr. Curtis, a former director of the Company and Chief Executive Officer, until December 31, 2025 with a monthly fee of US$12,500. During the Quarter, the Company expensed US$37,500 (2023: US$ $37,500) in advisory service fees to Mr. Curtis.

$7,500 rent was paid to a company, of which Mr. Gapare is a director, which supplied office accommodation to CHZ during the Quarter.

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia’s accounting policies are set out in the Interim Financial Statements which have been publicly filed on SEDAR. In preparing the Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Interim Financial Statements. Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Interim Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and

(b)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.

•	The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS, are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

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ii)	Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs as performed in 2023. For properties in the development phase the restoration costs are recognised at the current estimated cost of restoration undiscounted. For properties in the production phase assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for

iii)	Exploration and evaluation (“E&E”) expenditure

Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified. Exploration and evaluations assets are not depreciated.

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of the mineral project and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g., such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilised or sufficient estimated taxable income against which the losses can be utilised.

v)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 10 to the Interim Financial Statements.

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vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and also the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-hole intersections where multiple reefs are intersected.
•	continuity of mineralisation between drill-hole intersections within recognised reefs; and
•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with Subpart 1300 and NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.

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Changes in reported mineral reserves and mineral resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

From December 2022 to the date of approval of the MD&A the Company had the following put options to hedge gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672 oz	$1,750	December 2022 to May 2023
May 22, 2023	28,000 oz	$1,900	June to December 2023
December 19, 2023	12,000 oz	$1,950	January to March 2024
March 7, 2024	12,000 oz	$2,050	April to June 2024
April 10, 2024	12,000 oz	$2,100	July to September 2024

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable predominantly relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled at the date of the MD&A. As discussed in section 4.10, in April 2023 the Company commenced the export and sale of gold to an independent gold refiner outside Zimbabwe, which makes payment for the gold received directly into Caledonia’s bank accounts in Zimbabwe. This mechanism means that the Company is no longer exposed to credit risk from FGR in respect of the US Dollar component of its sales.

Certain of the VAT receivables were outside the agreed terms of such refunds as at March 31, 2024; engagements are underway with the Zimbabwe Revenue Authority to recover such amounts by way of cash receipts or offsets against other amounts of tax payable.

iii)	Liquidity risk

All trade payables and the bank overdrafts have maturity dates that are repayable as set out in section 7.

iv)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.10 of this MD&A, the RTGS$ was subject to variations in the exchange rate against the US Dollar, and the same is now the case for the replacement for the RTGS$ being the ZiG. This may result in Blanket’s assets, liabilities and transactions that are denominated in ZiG being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

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v)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND HISTORY

Declaration date	cents per share
January 1, 2021	11.0
April 2, 2021	12.0
July 2, 2021	13.0
October 1, 2021	14.0
December 31, 2021	14.0
April 1, 2022	14.0
July 1, 2022	14.0
September 30, 2022	14.0
December 30, 2022	14.0
April 3, 2023	14.0
June 29, 2023	14.0
September 28, 2023	14.0
January 2, 2024	14.0
March 27, 2024	14.0

The board will consider the continuation of the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.	MANAGEMENT AND BOARD

Mr. Roets stepped down from his role as Chief Operating Officer with effect from February 29, 2024. Mr. Roets remained a director of the Company and various subsidiaries until February 29, 2024. Mr Mufara has been appointed as Chief Operating Officer from May 1, 2024.

On March 18, 2024 Caledonia announced that Tariro Gadzikwa had joined the board of directors as an independent non-executive director with effect from March 15, 2024. It also announced that Steve Curtis, who retired as Chief Executive Officer of the Company in June 2022 and remained on the board as a director in a non-executive capacity since then, had decided to step down from the board and as such would not be seeking re-appointment as a director at the next annual general meeting. He therefore left the board with effect from May 7, 2024, being the next annual general meeting of the Company.

16.	SECURITIES OUTSTANDING

At May 9, 2024, being the last day practicable prior to the publication of this MD&A, Caledonia had 19,194,860 common shares issued and the following outstanding options to purchase common shares (“Options”) granted in equal amounts to each of the employees of a PR consultancy to the Company 3PPB LLC being P Chidley and P Durham:

Number of Options	Exercise Price	Expiry Date

10,000	CAD11.50	25-Aug-24
10,000	USD 9.49	30-Sep-29
20,000

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The OEICP allows that the number of shares reserved for issuance to participants under the OEICP, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. At prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations and to fully implement its investment plan as scheduled. No assurance can be given that sufficient foreign currency will continue to be available.
•	Liquidity risk: Caledonia currently has sufficient cash and operating resources, access to funding and continues to generate sufficient cash to cover all its anticipated investment needs.
•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.
•	Development risk: The Company is engaged in projects. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.
•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.
•	Mineral rights: The Company’s existing mining lease, claims, licences, and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences.
•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. From time to time the Company enters into arrangements to minimise this risk either by using cap-and-collar hedges or by purchasing out-of-the-money put options. These arrangements are detailed in section 13 of this MD&A and note 14 of the Interim Financial Statements. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.
•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.
•	Illegal mining: In previous years there were incidences of illegal mining activities on properties controlled by Blanket which resulted in increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases. Those properties most at risk from such activity had been sold. With new mining areas having been acquired by the Group the incidence and possibility of illegal mining has increased, and there have been minor instances of illegal mining at Bilboes and Motapa. The Group is receiving adequate support and assistance from the Zimbabwean police.

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•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and constructing a solar plant which provided approximately 20% of Blanket’s power requirements for this quarter.
•	Water supply: Blanket uses water in the metallurgical process. This is obtained by recirculation of underground water sources in the mine and from the nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been below average, but management believes current water recirculation and the current water levels in the Blanket dam are sufficient to maintain normal operations. Management has implemented measures to reduce water consumption and to establish alternative sources of supply that are yielding good results.
•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at Blanket is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this is required.
•	Zimbabwe country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency at a realistic exchange rate to make payments from Zimbabwe which may result in continued foreign exchange losses being realised and/or local currency being used to procure goods and services at elevated prices in USD terms; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket, including amounts due in respect of VAT refunds. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.
•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to FGR, a company which is owned by the RBZ. From April 2023, the Company has implemented a mechanism, with the approval of the Zimbabwean authorities, whereby it sells 75% of its ounces, after deduction of royalty and FGR costs, to a refiner outside of Zimbabwe. The first shipments of the sale of gold in terms of these mechanisms was successfully completed in April 2023 and this system has worked well.
•	Other gold industry risks: On June 27, 2023 the U.S. Department of State together with other U.S. government agencies issued an advisory in light of reports related to the role of illicit actors in the gold trade to (i) highlight the opportunities and specific risks raised by the gold trade across sub-Saharan Africa and (ii) encourage industry participants to adopt and apply strengthened due diligence practices to ensure that such malign actors are unable to exploit and benefit from the sector, which remains essential to the livelihoods of millions of people across sub-Saharan Africa. Caledonia acknowledges and concurs with the U.S. Department of States’ warning that without adequate due diligence and appropriate mitigating measures, an industry participant may inadvertently contribute to one or more of these risks, including conflict and terror financing, money laundering activities, sanctions evasion, human rights and labour rights abuses and environmental degradation. Caledonia has robust policies in place to counter such risks including, amongst other things: a Code of Business Conduct, Ethics and Anti-Bribery Policy, a Human Rights Policy and Customer AML/KYC Policy, and it encourages whistleblowing and grievance reporting in order to monitor compliance. Caledonia performs enhanced due diligence on significant suppliers and other counterparties (including, but not limited to, sanctions and political exposure checks), has established new and robust routes to market for its gold production (none of which, for the avoidance of doubt, is artisanal) and has scrutinised the new refineries to which it now sells its gold. The Company reports its environmental, social and governance (“ESG”) performance annually, disclosing key environmental data, supports artisanal miners in the form of tributing of gold claims (as well as the local community generally) and has adopted best practice in the construction of its new TSF. For more information in all of these areas, please refer to Caledonia’s ESG reports.

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•	South Africa: the company has approximately 28 employees located in South Africa who provide technical and procurement services to Blanket; the group accounting function is also based in Johannesburg and a significant proportion of the consumables, capital equipment and specialist technical services that Blanket requires are procured in South Africa. South Africa will hold presidential, national and local elections in May 2024 which may give rise to disruption to normal commercial activity. Management is exploring mechanisms to reduce this exposure for example by developing alternative procurement and logistics routes.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; future dividend payments; and the proposed sale of the solar plant. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralisation being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to FGR, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parametres to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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Reserves and resources estimates contained in this MD&A may have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System; or in accordance with the requirements of 1300 S-K adopted by the SEC. These standards differ and therefore information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies or by Candian companies, respectively. The requirements of NI 43-101 for identification of reserves and resources are also not the same as those of 1300 S-K, and any reserves or resources reported in compliance with NI 43-101 may not qualify as “reserves” or “resources” under 1300 S-K, and vice versa. Accordingly, the mineral reserves and mineral resources information set forth herein may not be comparable to information made public by companies that report in accordance with United States standards or by Candian companies, respectively.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarised and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of March 31, 2024. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at March 31, 2024, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at March 31, 2024. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at March 31, 2024, the Company’s ICFR was effective.

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There have been no changes in the Company’s ICFR during the period ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.	QUALIFIED PERSON

Mr. Harvey (NHD Economic Geology, MGSSA, MAIG) is the Company’s qualified person as defined by Subpart 1300 and NI 43-101. Mr. Harvey is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Harvey has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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